

December 31, 2014

<u>Via U.S. Mail</u>
Stephen D. Foy
Chief Financial Officer
Nuveen Long/Short Commodity Total Return Fund
333 West Wacker Drive
Chicago, IL 60606

> **Re: Nuveen Long/Short Commodity Total Return Fund**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 17, 2014**
> **File No. 001-35710**

Dear Mr. Foy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30</u>

1. We note your disclosure on page 27 on the relationship between the Fund's net asset value per share and its market price per share during the period October 25, 2012 through December 31, 2013 and the fact that the Fund's market price has been at an increasing discount to net asset value throughout 2013. In addition, we note your disclosure in your September 30, 2014 Form 10-Q that shares of the Fund traded at a 21.07% discount to the Fund's net asset value, a greater discount than that at December 31, 2013. In future filings, please revise your disclosure to discuss the factors that have caused the discount and whether this is a material trend.

2.   We note your disclosure on pages 32 and 33 that the Fund underperformed the Index in 2013. The chart on page 36, however, displays that relative monthly returns based on NAV closely tracked monthly returns of the Index. In future filings, please provide additional disclosure that clarifies the difference between monthly returns and Index and Fund performance. Please also revise the table on the top of page 36 to also include Index returns for comparative purposes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stacie Gorman at 202-551-3585 or me at 202-551-3655 if you have any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director